Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

2 2 Version 1 May 2013 Partnership Plan The Virgin Media-Liberty Global Merger and the Partnership Plan This document constitutes part of a prospectus covering securities that have been registered by Virgin Media, Inc. on Form S-8 under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

2 2 1. Introduction What’s happening to the Partnership Plan? While news of our Merger is exciting for everyone at Virgin Media, it’s no surprise that people in the Partnership Plan want to know more about what happens to their Partnership and Dividend shares if everything goes ahead. This guide outlines what you can expect as a Partnership Plan member. Don’t forget you’ll find answers to many of your questions on the Shareplans site on Touchpoint and we’ve also set out details of how the Merger works in our definitive joint proxy statement/ prospectus, which you can find online at virginmedia.com/ investors. You’ll also find help with the most common queries in this pack. You should keep in mind that you don’t need to take any action to receive the Merger consideration for your Partnership and Dividend shares. 1. Introduction 3 2. Next steps 4 3. Tax and National Insurance 5 4. Leaving Virgin Media 6 5. Voting on the Merger 6 6. The small print 7 Contents 3 2

5 4 If our Merger goes ahead, your Virgin Media shares from the Partnership Plan will be treated like shares held by any other Virgin Media shareholder. Simply, this means each of your Virgin Media shares will be cancelled and exchanged for: • 0.2582 of a class A Liberty Global plc (New Liberty) ordinary share, • 0.1928 of a class C New Liberty ordinary share, and • $17.50 in cash, minus income tax and National Insurance contributions. If the Merger doesn’t happen, you’ll go on contributing to the Partnership Plan as normal and will continue to be able to buy Partnership shares on a monthly basis or with a lump sum payment. What are class A and C Shares? New Liberty class A shares and class C shares will be listed on NASDAQ, and will be bought and sold the same way Virgin Media shares are now. The main difference between the two classes of New Liberty shares is that New Liberty class A shares come with voting rights and class C shares don’t. They’ll also have different share prices, set when New Liberty starts to trade on NASDAQ. Independent prices mean each class of New Liberty shares can be traded separately, so you can decide to sell your New Liberty class A and class C shares at different times. However, you’ll have to pay the broker to trade each class – so if you sell both types you’ll pay two sets of fees. Don’t forget that you’ll also pay income tax and National Insurance contributions if you sell any of your New Liberty shares or remove them from the Trust before the fifth anniversary of the date on which you originally bought your shares. There’s more about this later. What happens after the Merger? Any New Liberty shares you receive can be held in the Trust until the end of the 5 year period from when you originally bought your shares. This allows you to continue enjoying the income tax and National Insurance contributions benefits the Trust offers. Of course, you’re also free to remove your New Liberty shares from the Trust at any time and you’ll have to take your New Liberty shares out of the Trust if you leave us. I’ve already left Virgin Media If you’ve already left us but you’ve not yet taken your shares out of the Trust or you’ve transferred them to another broker, you’ll be treated as any other Virgin Media shareholder. But if you’ve already sold your Virgin Media shares, you won’t receive the New Liberty shares or the cash payment being made to shareholders. Your cash payment As your Virgin Media shares have been held in the Trust for less than 3 years, there’ll be income tax and National Insurance contributions to pay on the $17.50 you get for each Virgin Media share. Your cash payment will be converted from US dollars to UK pound sterling at the conversion rate that applies at the time of the Merger. Unless you’ve already left us, you’ll get this cash payment in your monthly pay packet. We’ll also deduct the income tax and National Insurance contributions owed and pass it to HM Revenue & Customs for you. As the payment is subject to income tax, there’s no capital gains tax to pay on the cash payment you get as a member of the Partnership Plan. Your New Liberty shares Unless you’ve already left Virgin Media, your New Liberty shares will be held in the Trust as your Virgin Media shares are now. So if you bought your Partnership shares in April 2012, the 5 year period will be up in April 2017 and you’ll be able to take out your Partnership Shares from the Trust free from any income tax and National Insurance contributions. These New Liberty shares are subject to the same rules, including those that apply if you leave us. What’s more, New Liberty shares will be treated as the Virgin Media shares are treated now in terms of tax and National Insurance contributions. Each New Liberty class A share and class C share you get will be allocated against your original Partnership and Dividend shares. The price you originally paid for your shares will also be allocated between the New Liberty class A shares and class C shares. When we’ve done the calculations, you’ll get confirmation of these New Liberty shares in a statement not long after the deal is done. Your last monthly contribution The Partnership Plan will close when the Merger is completed. If you’re making monthly contributions your final shares will be bought mid-May, using your April monthly contribution. Your final monthly contribution is expected to be deducted on Friday, 24 May 2013. If the Merger goes ahead this contribution will be refunded to you in June 2013. After the Partnership Plan closes, you’ll still have access to the Shareplans portal – go there to view your share portfolio, sell your shares and pick up your annual statement. If a monthly contribution is deducted from your pay and it’s not possible to use this to buy Virgin Media shares, the contribution will be returned to you in the following month’s payroll. 2. Next steps 3. Tax and National Insurance contributions Set out below is a brief summary of the UK tax consequences of the Merger as it relates to the Partnership Plan, under current UK law and practice if you’re a resident and ordinarily resident in the UK for tax purposes. If you’re in any doubt about your tax position you should immediately seek your own financial advice before taking any action. As we’ve already covered, you’ll pay income tax and National Insurance contributions on the cash payment of $17.50 you get as part of the Merger deal. It’ll be collected through your pay cheque. You won’t pay any income tax or National Insurance contributions when your shares are swapped for New Liberty shares after the Merger – but you might have to pay income tax and National Insurance contributions if you take your New Liberty shares out of the Trust within 5 years of purchasing the original Partnership shares or within 3 years of purchasing the original Dividend shares. Taking your New Liberty shares out of the Trust You won’t pay income tax or National Insurance contributions when you take your New Liberty shares out of the Trust if: • you keep the New Liberty shares relating to Partnership shares in the Trust for at least 5 years from the date you bought your original Virgin Media Partnership shares, • your New Liberty shares relating to Dividend shares stay in the Trust for at least 3 years from the date you purchased your original Virgin Media Dividend shares, or • you leave us at any time after the Merger through redundancy, injury, disability, retirement under the Partnership Plan rules, TUPE transfer or if you die. If you have to pay any income tax or National Insurance contributions when your New Liberty shares come out of the Trust, the Trust will sell sufficient shares to cover any tax withholdings due. If you choose to sell all your New LIberty shares, the proceeds will be paid to you through your monthly pay cheque, and we’ll look after the payment to HM Revenue & Customs. Capital Gains Tax When your New Liberty shares are withdrawn from the Trust, there won’t be any capital gains tax to pay. But if you take your New Liberty shares out of the Trust and keep them and the share price increases you may have to pay capital gains tax when you eventually sell them.

7 6 4. Leaving Virgin Media 5. Voting on the Merger If you leave Virgin Media through injury, disability, retirement, TUPE transfer, redundancy or because your area of the business is no longer part of Virgin Media, you can choose to: • Sell all of your New Liberty shares, • Transfer all your New Liberty shares to a broker to hold in your name, or • Sell some of your New Liberty shares and transfer the rest to a broker to hold in your name. If you’re leaving for any other reason or you decide not to return after your maternity, adoption or paternity leave, you can choose to • Sell all your New Liberty shares and pay the income tax and National Insurance contributions due from the proceeds of the sale, or • Sell enough of your New Liberty shares to pay any income tax or National Insurance contributions due and transfer the rest of your New Liberty shares to a broker to hold in your name. If you decide to transfer your New Liberty shares to another broker, you’ll need to pay Computershare a fee to move them, and possibly a fee to set up your new account. Remember that any future gains you make will be subject to capital gains tax. You’ll also have to pay dealing fees to Computershare if you sell your New Liberty shares. There’ll be a fee for selling New Liberty class A shares and another fee for selling class C shares. If you’ve already left us, you’ll have received your leaver pack which contains information about what you can do – including details of the tax treatment that’ll apply. As you’re a shareholder, you get to vote on the Merger. All you need to do is complete the Partnership Plan Voting form online at Computershare’s website: www.computershare.com/ virginmediavotingfacility (which is a separate site to the normal Shareplans portal). You’ll need to do this by no later than the date detailed in your letter. If you don’t want to vote, you don’t have to. You’ll need your User ID which can be found on your statement, and a PIN, which Computershare will send you by email. 6. The small print Important stuff we’ve made bigger If there’s a conflict between the information in this pack and the Partnership Plan rules or any relevant legislation, the rules or the legislation will apply. Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited. VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/ PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/ prospectus, and other relevant documents filed by Liberty Global Corporation Limited Liberty Global and Virgin Media with the SEC at the SEC’s website at http:// www.sec.gov. The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s website (www.virginmedia.com) or by directing a request to Virgin Media Inc. 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations. Copies of documents filed by Liberty Global and/ or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.